Law Offices of MICHAEL L. CORRIGAN Carmel Valley Centre II 11995 El Camino Real Suite 301
TELEPHONE: (858) 436-3368	San Diego, CA 92130	FACSIMILE: (858) 436-3369
EMAIL: mike@corriganlaw.net

January 7, 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Sondra Snyder
Re: Comment Letter, Boveran Diagnostics, Inc. dated September 22, 2009
Phone: (202) 551-3332
Fax: (703) 813-6980

Dear Ms. Snyder,

We have reviewed your comment letter addressed to Mr. Andrew Schenker concerning Boveran Diagnostic’s, Inc.’s Form 10-KSB for Fiscal Year Ended September 30, 2008, filed February 13, 2009 and Form 10-Q for Fiscal Quarter Ended June 30, 2009, filed August 19, 2009 (File No. 333-127597). Based on your comments we have amended our financial statements and will re-file them through Edgar.

Boveran Diagnostics, Inc. (now known as Thrive World Wide, Inc.), as the company responsible for the preparation and filing of its above-captioned financial statements, hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise me, at (858) 436-3368, of any questions.

Sincerely,

Law Offices of Michael L. Corrigan

Michael L. Corrigan

The Company’s responses to your comments are as follows:

Form 10-KSB for Fiscal Year Ended September 30, 2008

Financial Statements, page 11

Statements of Operations, page 13

1.
In light of the sale of the boat brokerage business to Speedy X Change (a company owned by Jason Eck) on July 26, 2008, it appears that you will no longer generate revenues or cash flows from this activity and will not have any continuing involvement in the boat brokerage business.  It appears that upon this sale the company no longer has any revenue generating operations and is effectively a shell corporation.  Please tell us your basis in GAAP for not reflecting the boat brokerage previously conducted by the company as discontinued operations in your financial statements.  Refer to paragraphs 41 through 44 of SFAS 144.

Response to Comment 1:

The company acknowledges that the boat brokerage business previously conducted by the company should be reflected as a discontinued operation. The company has amended its financial statements to reflect this and will file the amended financial statements immediately, but no later than January 15, 2010.

Note 8 – Common Stock, page 20

2.
We note that during fiscal 2008 you issued a total of 4,427,973 shares of common stock issued as consideration for services and that you valued this common stock at $0.007 per share.  Please tell us and disclose how you determined the fair value of this common stock.  Refer to paragraphs 7-8 of SFAS 123 (R) and EITF 96-18.

Response to Comment 2:

The price of $0.007 per share was used as the value of the stock since that was the amount agreed to by both parties in an arms length transaction and was based on the fair market value of the services rendered.  The quoted price of the stock was not considered relevant because of the number of shares issued and the highly illiquid nature of the shares.

Item 8A (T). Controls and Procedures, page 17

Management’s Report on Internal Control Over Financial Reporting, page 22

3.
It does not appear that your management has performed its assessment of internal control over financial reporting as of September 30, 2008.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control over Financial Reporting (Securities Act Release 809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
  the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 12 (a) or 15 (d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf: and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at (http://sec.gov/info/smallbus/404guide.shtml).

In addition, please consider discussing management’s failure to perform or complete its report on internal control over financial reporting in the evaluation of your disclosure controls and procedures as of the end of the fiscal year covered by the report.

Please note that the failure to perform management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.  For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response to Comment 3:

As of the date of the original filing and as of the date of your comment letter, the company’s management had not performed the assessment of its internal controls but now has done so and will immediately amend its filings to reflect both situations, no later than January 15, 2010.

Certifications

     4.   Please amend your filing to revise our certifications to include the language regarding internal controls over financial reporting in the introductory language in paragraph 4 and paragraph 4.b. Also, please replace “small business issuer” with “registrant” in your certification.  Additionally, please ensure that the certification is updated as of a recent date.  Refer to Item 601(b)(31) of Regulations S-K.

Response to Comment 4:

We have done so and will immediately amend our filing, no later than January 15, 2010. The amended filing will reflect it.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

5.	The comments on the Form 10-KSB should be applied to the Form 10-Q to the extent applicable.

Response to Comment 5:

We have done so and will immediately amend our filing, no later than January 15, 2010. The amended filing will reflect it.

Financial Statements, page 3

Supplemental Disclosure of Non-Cash Investing and Financing Activities, page 6

6.
We note that an outside third party purchased the notes payable to two stockholders during the nine months ended June 30, 2009.  We further note that the loans and related party balances have been reclassified to “notes payable” and that the third party was issued a new note payable for payment of other expenses on behalf of the Company.  Please describe this transaction to us, including the substance behind the transaction, the reasons why this transaction was consummated, with whom the transaction was entered into, and how you accounted for the transaction.

Response to Comment 6:

The Horowitz Consulting Group was approached by Marilyn J. Eck and Colette Szczesny in regards to convertible debt that was owed to them by the company.  Both of these parties had been holding this debt, were not receiving any payments and had concerns that the company may never be able to make any or all of the payment obligations under the terms of the notes.   In June 2009, Horowitz Consulting Group offered to purchase both of these notes in order to guarantee some portion of funds to these parties.  Please see the attached term sheet as well as the recorded transfer of debt.  To date, twenty thousand dollars ($20,000.00) has been paid toward this agreement.

7.
We note that a stockholder of the company personally assumed the outstanding debt and interest on a line of credit held by the company and a stockholder personally assumed two stockholder loans/related party balances and certain credit card debt.  Please tell us what consideration, if any, was given to the stockholder for the assumption of debt.  Please also tell us how the assumption of debt with your stockholder was structured and how you accounted for it.  In doing so, please tell us if the amounts of debt assumed continue to be presented on your balance sheet and why or why not.   In light of the changes in debt during the interim periods, please consider providing a footnote that explains your debt balances and the changes in the accounts during the period.

Response to Comment 7:

The reason for the assumption of the bank debt, the stockholders loans, and the loans to related parties was that Mr. Eck believed that if this was not done that the company would not have been viable to purchase.  If such were the case, all of the original investors would have lost all of their investment and had no chance to recover any of it.  In exchange for personal release from the 1st Banking Center loan, the Wellers (part of the original founders group) agreed to transfer all debt owed to them to Mr. Eck.  Mr. Eck knew that he would have to work with the new management and this would be a very good show of good will. Mr. Eck found all of these investors and personally felt it was his moral responsibility to do everything he could to give them a fighting chance in regards to this investment

Note 2- Notes Payable/Stockholder Loans, page 7

8.
We note your disclosure that on January 2, 2009 you revised and re-issued certain promissory notes in the face amount of $173,257 and $55,000 to two individuals which were due and in default from December 31, 2007.  The notes were revised and re-issued as convertible debentures which would pay 7.5% interest and be convertible by the leaders at a conversion price equal to the par value of your common shares (presently $.001 per share).  The company does not have sufficient authorized shares for the full exercise of these notes and the notes contain a provision limiting the conversion by any party to not more than 4.99% of ownership of the stock of the company taking into account all of the holdings and the converting party.  Please tell us how you are accounting for these revised and re-issued convertible debentures and your basis in GAAP for you accountings.  Also, please specifically address whether there is a beneficial conversion feature associated with these convertible securities.

Response to Comment 8:

The revised notes were presented as notes payable on the condensed balance sheets. There was no beneficial conversion feature associated with these securities as per FASB ASC 470-20-25.  The conversion can be made at the option of the holder, the conversion price was greater than the perceived market value of the stock, the debt was originally sold at the face amount, the interest rate is lower than the Company would pay for non-convertible debt and the conversion price does not decrease.  As per FASB ASC 470-20-25-12, no portion of the proceeds from issuance shall be accounted for as attributable to the conversion feature. In addition, the restrictions on the conversion and the limits on the authorized shares prevent the holders from full exercising the conversion.  The perceived market value of the stock was less than par value due to the highly illiquid nature of the stock and the Company's lack of revenue generating activities as of the date of the issuance of these debentures.

The conversion feature of the stock was considered immaterial due to the extremely low percentage limitations and extremely onerous restrictions on the amount of the conversion, the unavailability of authorized shares and the highly illiquid nature of the stock. Based upon these facts, and the restrictions on conversion amounts and the extremely illiquid nature of the stock, and the fact that the holder was relying on a board action to increase the authorized capital of the company and the completion of an information statement, any benefits to the conversion feature was deemed immaterial.

Note 4 – Recent Material Transaction, page 8

9.
We note you entered into a letter of intent with STB Telemedia, Inc. on May 18, 2009 and that July 16, 2009 you executed a formal joint venture agreement to operate the business of STB Telemedia, Inc. under the auspices of the Company as a co-owner thereof.  We also note that you expect to complete the merger transaction on or before September 15, 2009.  Please tell us whether the merger has been consummated.  If the merger was consummated or is expected to be consummated in the near future, please tell us the following:

•	Tell us how you accounted for this transaction or will account for it, and provide us with you anticipated disclosures.

•	Tell us how the joint venture agreement to operate the STB Telemedia,
Inc. is structured and how you are accounting for the agreement.

•	Tell us whether you considered filing an Item 2.01 Form 8-K
disclosing the acquisition, including items (a) – (e) of Item 2.01.

•	Tell us how you considered the filing requirements of Item 2.01 (f) of
Form 8-K. Please be advised that for transactions between a shell company, and a private operating company where the registrant ceases to be a shell company. Item 2.01 (f) requires you to file a Form 8-K no later than four business days after the consummation of the acquisition. That Form 8-K must include for the private operating company all information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.

Notwithstanding the consummation of the merger, please ensure that you provide information on STB Telemedia, Inc., including how long STB Telemedia, Inc. has been in business and the types of media technologies they currently market and license.  Also disclose the specific types of new media technologies you plan to create, market and license and how you plan to identify and acquire new technologies in the Multi-media sector, develop them and bring them to the marketplace.  Your disclosure should also specifically address how you expect to generate revenues from this business.

Response to Comment 9:

The Merger has not yet been consummated. The parties are continuing with both their due diligence obligations and the structuring of the transactions, and the conduct of business as a joint venture notwithstanding the delays set forth in further detail below. The Company has been in the business of developing and designing multi media and communications strategies for a variety of corporate clients and has developed an internal networking system for intra- corporate communications and dissemination of information and product offerings to be used by franchises, multi-level marketers and large corporations with diverse geographic locations around the country and around the globe.

The negotiations and completion of the due diligence process have been delayed because the principal shareholder and CEO of STB Telemedia, Inc. (subsequently renamed as Thrive World Wide, LLC) was hospitalized in November and December as a result of a stroke and the need to have an angioplasty performed thereafter to detect blockage and the further requirement for the individual to be on bed rest for several weeks in order to properly heal.  The parties are endeavoring to complete as much of the work necessary to complete the transaction by the time he has recovered and it is our expectation that the extended completion date and the continuity of the joint venture will last until several weeks after he has recovered.

Exhibit 31.1 Certifications

10.
Please amend your filing to revise your certifications to include the language regarding internal controls over financial reporting in the introductory language in paragraph 4 and paragraph 4.b.  Also, please replace “small business issuer” with “registrant” in your certification.  Refer to Item 601(b)(31) of Regulations S-K. Please be advised that you may file an abbreviated amendment that consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.  Additionally, please note that these certifications must be updated as of a recent date.

Response to Comment 10:

We have done so and will immediately amend our filing, no later than January 15, 2010.  The amended filing will reflect it.

Exhibit 32.1

11.	Your certification identifies the wrong company. Please correct this in your amended filing and ensure that the certification is updated as of a recent date.

Response to Comment 11:

We have corrected the typographical error identifying the wrong company in our amended and updated filing. We will file the corrected certification immediately, no later than January 15, 2010